Exhibit 21.1

List of SPS Commerce, Inc. Subsidiaries

Name of Company	State or Other Jurisdiction of Incorporation/Organization

SPS Commerce Australia Pty Ltd	Australia
SPS Commerce Canada, Ltd.	Ontario
SPS Commerce Hong Kong Limited	Hong Kong
SPS Commerce Netherlands B.V.	Netherlands
SPS Europe Limited	England and Wales
SPS International, Inc.	Delaware
SPS Ukraine LLC	Ukraine
D Masons Software, LLC	Florida
Genius Central Systems, Inc.	Delaware